Mara Ransom

Industry Officer Chief

Division of Corporation Finance

Office of Trade and Services

United States Securities and Exchange Commission

Washington, D.C. 20549

January 4, 2024

Re:	GolfSuites 1, Inc.

Offering Statement on Form 1-A

Filed October 19, 2023
File No. 024-12341

Dear. Ms. Ransom,

Thank you for your comments dated November 14, 2023 regarding the Offering Statement on Form 1-A of GolfSuites 1, Inc. filed on October 19, 2023 (the “Company”). The Company appreciates the opportunity to respond to your comments, which it has set out below together with its responses.

Form 1-A filed on October 19, 2023

Cover Page

1.	Please revise your cover page to include the legend required by Rule 254(a).

The Company has revised the cover page.

Summary, page 4

2.	Please discuss your auditor’s going concern opinion in the summary.

The Company has revised the disclosure on page 4.

Key Man Risk, page 15

3.	Please expand your risk factor to name those individuals that are founders and key men.

The Company has revised the disclosure on page 15.

Investors in this offering may not be entitled to a jury trial ..., page 17

4.	Please augment your risk factor disclosure to discuss how the waiver of jury trial provision may increase the costs to bring a claim, limit access to information and other imbalances of resources between the company and shareholders, and that these provisions can discourage claims or limit shareholders ability to bring a claim in a judicial forum that they find favorable.

The Company has amended the risk factor on page 17.

The exclusive forum provision in the company's ..., page 17

5.	We note that both Article 7 of your Certificate of Incorporation and Section 6 of your subscription agreement contain exclusive forum provisions. We also note your disclosure in your risk factor that, "None of the forum selections provisions will be applicable to lawsuits arising from the federal securities laws." However, the referenced provisions, Article 7 and Section 6, do not contain such language. If the provision does not apply to actions arising under the Securities Act or Exchange Act, please ensure that the exclusive forum provision in the Subscription Agreement states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The Company has amended the risk factor as well as the subscription agreement. The Company notes that Exhibit 2.1, the Second Certificate of Amendment to the Amended and Restated Certificate of Incorporation, states that “Article VII shall not apply to actions arising under Federal securities laws or to the extent that its application would violate any Federal law.”

Financial Statements Consolidated Statement of Operations, page F-2

6.	Please disclose the nature of expenses included in the cost of revenues line item in the notes to consolidated financial statements.

The notes in the consolidated financial statements have been updated to disclose the nature of expenses included in the cost of revenues line items.

7.	Please tell us your basis for including depreciation and amortization within other income (expense) and not within operating expenses.

The Company updated the consolidated statement of operations to classify depreciation and amortization as operating expenses

8.	For the fiscal years ended December 31, 2022 and 2021 management fees are presented as "Other income (expense)" on the Consolidated Statement of Operations. However, for the period ended June 30, 2023 it appears that management fees are eliminated upon consolidation as per the Consolidating Statement of Operations on page F-6. Please advise.

The Company updated the financial statements for the period ended June 30, 2023 to include management fees.

Notes to Consolidated Financial Statements, page F-9

9.	We note you pay 3% of the total cost of new assets acquired or developed as development fees to GolfSuites and they are recorded as capitalized development fees. Please explain to us your basis for not amortizing these costs or expensing the full amount when paid referencing authoritative literature that supports your treatment.

The Company has updated the financial statements to amortize the costs or expensing the full amount when paid.

Independent Auditor's Report , page F-16

10.	Please have your auditor revise their audit report to refer the correct calendar year periods ended 2022 and 2021 in the first sentence.

The auditor has revised their audit report.

11.	We note the auditor's name per the letterhead logo (IndigoSpire CPA & Advisors), the signature (IndigoSpire CPA Group) and the signature block (IndigoSpire CPA Group, LLC) all differ. Please advise or revise accordingly.

The auditor has revised their letterhead for consistency.

12.	Please amend your filing to include a conformed signature in the audit report for the years ended December 31, 2022 and 2021, and confirm to us that you received a signed report from the auditor.

The auditor has included a conformed signature in the audit report for the years ended December 31, 2022 and 2021. Further, the Company confirms that it has received a signed report from the auditor.

Consolidated Statement of Cash Flows, page F-22

13.	Note 8 discloses that related party advances were converted to Additional Paid-In Capital in 2022. Please explain why you present this capital contribution as a financing cash inflow rather than disclosing the contribution as a non-cash financing transaction.

The Company has revised the Consolidated Statement of Cash Flows to disclose the contribution as a non-cash transaction.

Notes to Consolidated Financial Statements, page F-23

14.	We note that you present minority interest in consolidated subsidiaries as temporary equity. Please disclose the pertinent rights and privileges of the securities outstanding. Please also tell us and disclose your basis for presenting the securities as temporary equity.

The Company has added Minority Interest in Equity of Consolidated Subsidiaries to the equity section of the balance sheet. In addition, the Company has added minority interest to the Statement of Stockholders' Equity and included additional information in Footnote 2.

Note 2 - Summary of Significant Accounting Policies Income Taxes, page F-25

15.	You reference cryptocurrency valuations. Please tell where cryptocurrency is presented in your balance sheets and statements of operations along with the amount held at each balance sheet date.

The Company and its subsidiaries do not have cryptocurrency. The Company has deleted all such references.

Earnings Per Share, page F-26

16.	Note 7 discloses that preferred stockholders are entitled to a 8 percent annual dividend. Please disclose how these dividends are considered in your calculation of earnings per share. Refer to ASC 260-10-45-11.

The Company has updated its per share calculations in its Statement of Operations and provided additional disclosure in Note 2 under “Earnings per Share”.

Note 4 - Notes Payable, page F-27

17.	Please disclose the general character of each type of debt including the rate of interest, when payments are required and the date of maturity. Provide similar disclosure for the related party advances discussed in Note 8.

The Company has updated Note 4 and Note 8 as requested.

Note 10 - Going Concern, page F-31

18.	Please revise to provide the disclosures required by ASC 205-40-50-13 and 14.

The Company has revised Note 10.

Thank you again for the opportunity to respond to your questions to the Offering Statement on Form 1-A of the Company. If you have additional questions or comments, please contact me at jamie@crowdchecklaw.com.

Sincerely,

/s/ Jamie Ostrow

Jamie Ostrow
Partner
CrowdCheck Law, LLP

Cc: Gerald Ellenburg, CEO GolfSuites 1, Inc.

Aamira Chaudhry, Securities Exchange Commission

Adam Phippen, Securities Exchange Commission

Scott Anderegg, Securities Exchange Commission

Dietrich King, Securities Exchange Commission

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